January 23, 2008

By Electronic Submission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended February 28, 2007

Filed April 30, 2007

SEC File No. 001-33162

Dear Mr. Kronforst:

Thank you for your letter dated January 18, 2008.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, the filing or the Company’s prior responses to the Staff’s comments, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.
Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.

Mr. Mark Kronforst

January 23, 2008

cc:	Ms. Christine Davis
Senior Staff Accountant
Securities and Exchange Commission

Mr. David Edgar
Staff Accountant
Securities and Exchange Commission